May 10, 2022

Ms. Melissa McDonough

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Paradigm Funds, File Nos. 333-100507, 811-21233

Dear Ms. McDonough:

On April 11, 2022, you provided oral comments with respect to the financial statements of each series (each a “Fund” and collectively, the “Funds”) of Paradigm Funds (the “Registrant”). Please find below a summary of those comments, as well as the Registrant’s responses to those comments that it has authorized Thompson Hine LLP to make on its behalf.

Comment 1: In footnote 9 to the Financial Statements for the 12-month period ended December 31, 2021, the Registrant discloses “Concentration of Sector Risk” as each Fund appears to have significant exposure to particular sectors. Please explain in correspondence why the risks of investing in those sectors are not disclosed in the Funds’ prospectus.

Response: The Registrant notes that it discloses “Sector Risk” in the Item 4 and Item 9 disclosures of each Fund. The Registrant will consider whether specific sector risk disclosure is still applicable in future annual updates to its Prospectus.

Comment 2: Footnote 7 to the Financial Statements discloses significant beneficial ownership of each of Paradigm Select Fund and Paradigm Micro-Cap Fund by an affiliate of the respective Fund. Please explain in correspondence how large shareholder concentration risk is addressed in the Funds’ prospectus.

Response: The Registrant notes that Candace King Weir’s ownership of the Funds is adequately disclosed in the Funds’ Statement of Additional Information in compliance with Form N-1A. Ms. Weir’s ownership of shares has no bearing on either Fund’s investment strategy so as to present any investment risk to shareholders. Furthermore, as a trustee of the Registrant, Ms. Weir has fiduciary obligations to the Funds’ shareholders. Should a non-affiliate of any Fund obtain significant beneficial ownership, the Registrant will consider adding disclosure that a redemption by such shareholder could cause disruption in the Fund.

If you have any questions or additional comments, please call me at (614) 469-3217 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng